UNITED STATES                   SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549                   0-21656

                                  FORM 12b -25

                           NOTIFICATION OF LATE FILING

Check One:

     [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X]  Form 10-Q  [ ] Form N-SAR

     For Period Ended:  June 30, 2002
                        -------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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         HUMBOLDT BANCORP
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         Full Name of Registrant

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         Former Name if Applicable

         2440 Sixth Street
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         Address of Principal Executive Office (Street and Number)

         Eureka, CA 95502
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         City, State and Zip Code

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PART II -- RULES 12b - 25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

         [X]  (a)      The reasons described in reasonable detail in Part III of
                       this form could not be eliminated without unreasonable effort expense;

         [X]  (b)      The subject annual report, semi-annual report, transition
                       report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR  or
                       a  portion  thereof  will  be  filed  on  or  before  the
                       fifteenth calendar day following the prescribed due date;
                       or the subject quarterly report or  transition  report on
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                       Form 10-Q or a portion thereof will be filed on or before
                       the fifth calendar day following the prescribed due date;
                       and

         [ ]  (c)      The  accountant's  statement or other exhibit required by
                       Rule 12b - 25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable  detail the reasons why Form 10-K,  11-K,  20-F, 10-Q,
N-SAR, transition report or a portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On August 13, 2002, the Company issued a press release announcing that it will be making an adjustment to the accounting for the pending sale of its merchant bankcard portfolio that was originally announced on July 22, 2002. The expected impact of this adjustment will be to increase the after-tax gain on sale from $18 million to $21 million and to allocate $4.6 million of pre-tax compensation expense into prior periods. Accordingly, the Company will be filing an amended Form 10-K for 2001 and an amended Form 10-Q for the quarter ended March 31, 2002 to reflect the financial impact of this adjustment. As a result of the foregoing, the Company requires more time to complete the Form 10-Q for the quarter ended June 30, 2002.

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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.

     Patrick J Rusnak                                   (916) 783-2812
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         (Name)                                 (Area Code and Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X]  Yes                   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes                    [ ] No

     The Company originally reported a net loss of $5.9 million for the six-month period ended June 30, 2001 and expects to report a restated net loss for the period of $7.0 million. For the six-month period ended June 30, 2002, the Company expects to report net income of $5.4 million.


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                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 2002                       By: /S/ PATRICK J. RUSNAK
                                                 -------------------------------
                                                 Patrick J. Rusnak
                                                 Chief Financial Officer